UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: October 2009
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                         -------------------------------
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|  No   |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its third quarter 2009 earnings results, issued on October 21, 2009.

     The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Forms S-8 of the Company, registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825 and
   333-158839, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CLICKSOFTWARE TECHNOLOGIES LTD.
                                   (Registrant)

                                 By: /s/ Shmuel Arvatz
                                    ----------------------------------------
                                     Name:    Shmuel Arvatz
                                     Title:   Executive Vice President and
                                              Chief Financial Officer

Date: October 21, 2009

Contacts:
Shmuel Arvatz                                Noa Schuman
Chief Financial Officer                      Investor Relations
+972-3-765-9400                              +972-3-7659-467
Shmuel.Arvatz@clicksoftware.com              Noa.Schuman@clicksoftware.com

           CLICKSOFTWARE REPORTS RECORD REVENUES AND OPERATING PROFIT
                 FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

 Revenues up 6% to $16.6 Million, with net income of $3.2 million or $0.10 per share

--------------------------------------------------------------------------------

BURLINGTON,  MA, October 21st, 2009 - ClickSoftware Technologies Ltd. (NasdaqGS:
CKSW), the leading provider of workforce management and service optimization solutions, today announced results for the third quarter ended September 30, 2009.

For the third quarter ended September 30, 2009, total revenues were $16.6 million, with net income of $3.2 million, or $0.10 per fully diluted share. This compares with revenues of $15.7 million and net income of $2.7 million, or $0.09 per fully diluted share, for the same period last year, and revenues of $14.4 million and net income of $2.9 million, or $0.10 per fully diluted share, for the second quarter of 2009.

Non-GAAP net income was $3.6 million, or $0.11 per fully diluted share, for the third quarter of 2009. This compares to Non-GAAP net income of $2.9 million, or $0.10 per fully diluted share, for the same period last year, and Non-GAAP net income of $2.8 million or $0.09 per fully diluted share, for the second quarter of 2009.

Software license revenues for the third quarter of 2009 were $5.4 million, while service and maintenance revenues were $11.2 million. This compares to software license revenues of $7.2 million and service and maintenance revenues of $8.5 million for the same period last year, and $4.1 million and $10.3 million, respectively, in the second quarter of 2009.

Gross profit in the third quarter of 2009 was $10.9 million, or 65% of revenues, compared to $10.6 million, or 68% of revenues, in the same period last year, and $9.6 million, or 67% of revenues, in the second quarter of 2009.

During the third quarter of 2009 the Company concluded the acquisition of the workforce management assets of AST for total consideration of about $1.6 million in cash. Cash, cash equivalents and short and long-term investments at the end of the third quarter increased to $36.5 million from $33.1 million at the end of the second quarter of 2009. Net cash provided by operating activities was $3.7 million during the third quarter of 2009.

Management Commentary
"The third quarter was another strong quarter for ClickSoftware with record revenues and operating profit, and considerable growth in cash. Taking a longer term view, since the end of the third quarter of 2008, shareholders' equity has grown by 87%", said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "The acquisition of AiPoint that was announced last week joins the two other acquisitions we completed earlier in the year. These acquisitions, together with major new product developments including the release of Version 8, and the productive partnerships we have solidified, mark major milestones in our long term plan to establish a strong growth engine for the future", he added.

The Company will ring the Nasdaq stock market opening bell on Thursday, October 29th, and host an Analyst & Investor Day after the ceremony. For details and registration to the Analyst & Investor Day please visit ClickSoftware's website at: www.clicksoftware.com.

Outlook
For the fourth quarter, the Company currently expects to achieve revenues in the approximate range of $16.0 to $16.7 million dollars, representing 13.5% to 14.1% growth over the same quarter last year. This will bring the annual revenues for 2009 to the approximate range of $60.0 to $60.7 million, representing year over year annual growth of 14.7% to 16.1%.

Investors Conference Call
ClickSoftware will host a conference call today at 9:30 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(877) 941-4775 and ask for the ClickSoftware conference call. International participants, please call (480) 629-9761. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code: 4169395.

About ClickSoftware
ClickSoftware is the leading provider of workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 150 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The Company is headquartered in Burlington, MA and Israel, with offices in Europe and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation in accordance with the requirements of SFAS No. 123R, "Share-based Payment" ("123R"), tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. For example, when we discuss our "Outlook" for the fourth quarter of 2009, our long term plans for growth and anticipated benefits from acquisitions, we are using forward-looking statements. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and
ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         ClickSoftware Technologies Ltd.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Unaudited. In thousands, except share and per share amounts)


                                                                            Three Months Ended
                                                            September 30, 2009              September 30, 2008
                                                        ---------------------------    ----------------------------
                                                                          % of                            % of
                                                             $           Revenues           $            Revenues
                                                        ------------   ------------    ------------    ------------
Revenues:
    Software license                                    $      5,369             32%   $      7,190              46%
    Services                                                  11,239             68%          8,474              54%
                                                        ------------   ------------    ------------    ------------
          Total revenues                                      16,608            100%         15,664             100%
                                                        ------------   ------------    ------------    ------------
Cost of revenues:
    Software license                                             611              4%            763               5%
    Services                                                   5,143             31%          4,326              28%
                                                        ------------   ------------    ------------    ------------
          Total cost of revenues                               5,754             35%          5,089              32%
                                                        ------------   ------------    ------------    ------------

Gross profit                                                  10,854             65%         10,575              68%
                                                        ------------   ------------    ------------    ------------

Operating expenses:
    Research and development costs, net                        1,701             10%          1,749              11%
    Selling and marketing expenses                             4,282             26%          4,359              28%
    General and administrative expenses                        1,736             10%          1,604              10%
                                                        ------------   ------------    ------------    ------------

          Total operating expenses                             7,719             46%          7,712              49%
                                                        ------------   ------------    ------------    ------------

Net income from operations                                     3,135             19%          2,863              18%
Interest, net                                                    101              1%           (154)             (1)%
                                                        ------------   ------------    ------------    ------------
Net income before taxes                                 $      3,236             19%   $      2,709              17%
Taxes on income                                                   68              0%             51               0%
                                                        ------------   ------------    ------------    ------------
Net income                                              $      3,168             19%   $      2,658              17%
                                                        ------------   ------------    ------------    ------------

Net income per ordinary share:
Basic                                                   $       0.11                   $       0.09
                                                        ------------   ------------    ------------    ------------
Diluted                                                 $       0.10                   $       0.09
                                                        ------------   ------------    ------------    ------------
Shares used in computing basic Net income per share       29,916,657                     28,545,709
                                                        ------------   ------------    ------------    ------------
Shares used in computing diluted Net income per
share                                                     31,968,186                     29,278,568
                                                        ------------   ------------    ------------    ------------

                         ClickSoftware Technologies Ltd.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Unaudited. In thousands, except share and per share amounts)


                                                                             Nine Months Ended
                                                             September 30, 2009               September 30, 2008
                                                        ----------------------------     ---------------------------
                                                                           % of                             % of
                                                             $            Revenues            $           Revenues
                                                        ------------    ------------     ------------   ------------
Revenues:
    Software license                                    $     13,729              31%    $     14,252             37%
    Services                                                  30,222              69%          23,883             63%
                                                        ------------    ------------     ------------   ------------
          Total revenues                                      43,951             100%          38,135            100%
                                                        ------------    ------------     ------------   ------------
Cost of revenues:
    Software license                                           1,601               4%           1,610              4%
    Services                                                  13,148              30%          12,325             32%
                                                        ------------    ------------     ------------   ------------
          Total cost of revenues                              14,749              34%          13,935             37%
                                                        ------------    ------------     ------------   ------------

Gross profit                                                  29,202              66%          24,200             63%
                                                        ------------    ------------     ------------   ------------

Operating expenses:
    Research and development costs, net                        4,701              11%           4,960             13%
    Selling and marketing expenses                            11,789              27%          12,056             32%
    General and administrative expenses                        4,721              11%           4,010             11%
                                                        ------------    ------------     ------------   ------------

          Total operating expenses                            21,211              48%          21,026             55%
                                                        ------------    ------------     ------------   ------------

Net income from operations                                     7,991              18%           3,174              8%
Interest, net                                                    424               1%             187              0%
                                                        ------------    ------------     ------------   ------------
Net income before taxes                                 $      8,415              19%    $      3,361              9%
Tax benefit (Taxes on income)                                   (299)             (1)%            239              1%
                                                        ------------    ------------     ------------   ------------
Net income                                              $      8,714              20%    $      3,122              8%
                                                        ------------    ------------     ------------   ------------

Net income per ordinary share:
Basic                                                   $       0.30                     $       0.11
                                                        ------------    ------------     ------------   ------------
Diluted                                                 $       0.28                     $       0.11
                                                        ------------    ------------     ------------   ------------
Shares used in computing basic Net income per
share                                                     29,134,317                       28,547,767
                                                        ------------    ------------     ------------   ------------
Shares used in computing diluted Net income
per share                                                 30,924,013                       29,483,592
                                                        ------------    ------------     ------------   ------------

                         ClickSoftware Technologies Ltd.

            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS (Unaudited. In thousands, except share and per share amounts)

                                                                              Three Months Ended

                                                              September 30, 2009             September 30, 2008
                                                          ---------------------------    ---------------------------
                                                                             % of                           % of
                                                                $          Revenues           $           Revenues
                                                          ------------   ------------    ------------   ------------
GAAP Net income:                                          $      3,168             19%   $      2,658             17%
Adjustment of share-based compensation within:
       Cost of Services                                             36                             31
       Research and development costs, net                          32                             30
       Selling and marketing expenses                               72                             60
       General and administrative expenses                         162                             90
Adjustment of amortization of intangible assets within:
       Cost of revenues                                             82                              -
       Research and development costs, net                          30                              -
Deferred taxes                                                       -                              -
                                                          ------------   ------------    ------------   ------------
Non-GAAP Net income                                       $      3,582             22%   $      2,869             18%
                                                          ------------   ------------    ------------   ------------

GAAP Net income per ordinary share:
Basic                                                     $       0.11                   $       0.09
                                                          ------------   ------------    ------------   ------------
Diluted                                                   $       0.10                   $       0.09
                                                          ------------   ------------    ------------   ------------

Non-GAAP Net income per ordinary share:
Basic                                                     $       0.12                   $       0.10
                                                          ------------   ------------    ------------   ------------
Diluted                                                   $       0.11                   $       0.10
                                                          ------------   ------------    ------------   ------------

                         ClickSoftware Technologies Ltd.

            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS (Unaudited. In thousands, except share and per share amounts)

                                                                              Nine Months Ended

                                                              September 30, 2009             September 30, 2008
                                                          ---------------------------    ---------------------------
                                                                             % of                           % of
                                                                $          Revenues           $           Revenues
                                                          ------------   ------------    ------------   ------------
GAAP Net income:                                          $      8,714             20%   $      3,122              8%
Adjustment of share-based compensation within:
       Cost of Services                                             96                             85
       Research and development costs, net                          88                             80
       Selling and marketing expenses                              194                            165
       General and administrative expenses                         312                            240
Adjustment of amortization of intangible assets within:
       Cost of revenues                                            148                              -
       Research and development costs, net                          59                              -
Deferred taxes                                                    (430)                             -
                                                          ------------   ------------    ------------   ------------
Non-GAAP Net income                                       $      9,181             21%   $      3,692             10%
                                                          ------------   ------------    ------------   ------------

GAAP Net income per ordinary share:
Basic                                                     $       0.30                   $       0.11
                                                          ------------   ------------    ------------   ------------
Diluted                                                   $       0.28                   $       0.11
                                                          ------------   ------------    ------------   ------------

Non-GAAP Net income per ordinary share:
Basic                                                     $       0.32                   $       0.13
                                                          ------------   ------------    ------------   ------------
Diluted                                                   $       0.30                   $       0.13
                                                          ------------   ------------    ------------   ------------

                         ClickSoftware Technologies Ltd.

                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)


                                                               September 30,     December 31,
                                                                   2009             2008
                                                               -------------    -------------
                                                                (unaudited)       (audited)
                           ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                   $      18,818    $      17,427
   Short-term investments                                             17,133           13,857
   Trade receivables, net                                             11,723            7,825
   Deferred taxes                                                      2,370            1,940
   Other receivables and prepaid expenses                              1,825            1,071
                                                               -------------    -------------
                  Total current assets                                51,869           42,120
                                                               -------------    -------------
FIXED ASSETS
   Cost                                                                5,462            4,142
   Less - accumulated depreciation                                     2,677            2,017
                                                               -------------    -------------
                    Total fixed assets                                 2,785            2,125
                                                               -------------    -------------
   Long-term investments                                                 527              699
   Intangible assets, net                                              1,802                -
   Goodwill                                                            2,184                -
   Severance pay deposits                                              1,430            1,218
                                                               -------------    -------------
                      Total Assets                             $      60,597    $      46,162
                                                               =============    =============

            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued expenses                       $       9,367    $       8,780
   Deferred revenues                                                   6,742            5,442
                                                               -------------    -------------
                    Total current liabilities                         16,109           14,222
                                                               -------------    -------------

LONG TERM LIABILITIES
   Accrued severance pay                                               2,892            2,653
   Deferred revenues - Long term                                       2,912            3,201
                                                               -------------    -------------
                  Total long-term liabilities                          5,804            5,854
                                                               -------------    -------------
                  Total liabilities                                   21,913           20,076
                                                               -------------    -------------
SHAREHOLDERS' EQUITY
   Ordinary shares of NIS 0.02 par value                                 124              116
   Additional paid-in capital                                         78,603           74,771
   Accumulated deficit                                               (40,238)         (48,952)
   Accumulated other comprehensive income                                238              194
   Treasury stock, at cost:  39,000 shares                               (43)             (43)
                                                               -------------    -------------
                  Total shareholders' equity                          38,684           26,086
                                                               -------------    -------------
               Total Liabilities and shareholders' equity      $      60,597    $      46,162
                                                               =============    =============

                         ClickSoftware Technologies Ltd.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (Unaudited. In thousands of U.S dollars)

                                                                           Nine months Ended
                                                                    September 30,    September 30,
                                                                        2009             2008
                                                                    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                    $       8,714    $       3,122
      Adjustments to reconcile net income to
      net cash provided by operating activities:
         Expenses not affecting operating cash flows:
               Depreciation                                                   747              553
               Amortization of deferred compensation                          689              569
               Amortization of acquired intangible assets                     207                -
               Severance pay, net                                              27              210
               Other                                                           17                8
         Changes in operating assets and liabilities:
                Increase in trade receivables                              (3,898)          (6,501)
                Increase in other receivables                                (710)            (305)
                Increase in deferred taxes                                   (430)               -
                Increase in accounts payable and accrued expenses             587            1,933
                Increase in deferred revenues                               1,011            1,495
                                                                    -------------    -------------

      Net cash provided by operating activities                     $       6,961    $       1,084
                                                                    -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of equipment                                             (1,424)            (651)
         Acquisition of intangible assets and goodwill
         in a business combination                                         (4,193)               -
         Short-term investment                                             (3,104)            (582)
                                                                    -------------    -------------

      Net cash used in investment activities                        $      (8,721)   $      (1,233)
                                                                    -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES
         Employee options exercised                                         3,151              110
                                                                    -------------    -------------

      Net cash provided by financing activities                     $       3,151    $         110
                                                                    -------------    -------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            1,391              (39)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           17,427            9,054
                                                                    -------------    -------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $      18,818    $       9,015
                                                                    -------------    -------------